FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated August 18, 2005 (“Maxis Introduces the Sony Ericsson P910i Smartphone with BlackBerry Connect")	Page No 3

Document 1

August 18, 2005

FOR IMMEDIATE RELEASE

Maxis Introduces the Sony Ericsson P910i Smartphone with BlackBerry Connect

Malaysia and Waterloo, ON — Maxis Communications Berhad (“Maxis”), Sony Ericsson Mobile Communications and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ for the Sony Ericsson P910i smartphone in Malaysia.

BlackBerry Connect from Research In Motion (RIM) enables BlackBerry wireless email services to be used on the P910i, while maintaining the existing P910i experience and functionality. BlackBerry is an advanced, proven and popular communications platform that enables push-based wireless email access with high reliability and leading security capabilities.

“We’re pleased to be including yet another value added offering to a range of solutions we support with the P910i, thereby further expanding customers’ choice. The P910i smartphone is a multi-faceted device, which offers productivity, entertainment and communications. Our partnership with Maxis and RIM will enable customers to have access to this proven, market-leading mobile email and data solution,” says Mr. Eric Goh, Branch Manager, Sony Ericsson Malaysia.

“Maxis customers have been enjoying the benefits of BlackBerry wireless email since early this year. We are pleased to work with Sony Ericsson to provide more customers with the benefit of BlackBerry from Maxis. With our nationwide GPRS network and roaming in over 50 destinations worldwide, users are kept connected wherever they go,” said Mr. Karim Abdul Malik, Head of Product Development & Management, Maxis.

“The widespread popularity of BlackBerry amongst individuals and businesses worldwide demonstrates the growing need for sophisticated wireless email services amongst mobile professionals,” said Mr. Norm Lo, Vice President, Asia Pacific at Research In Motion. “We are pleased to work with Sony Ericsson and Maxis to introduce BlackBerry Connect technology in Malaysia. Users of the P910i will now be able to take advantage of the powerful BlackBerry platform while also enjoying the rich features of the P910i on the Maxis network.”

The P910i is a high-quality communications tool for voice calls, text and picture messaging and email, as well as providing full PDA/organizer functions. In addition, it is a camera-phone capable of recording video and still images and also provides a good gaming experience on the 262K color touch-screen. The wide range of applications available for download enables the P910i to do much more than make voice calls, thereby increasing its value for both consumers and operators. The P910i is based on the open Symbian OS v7.0 and the established UIQ user interface.

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About Sony Ericsson Mobile Communications

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

Maxis Communications Berhad

Maxis is Malaysia’s premier telecommunications company and market leader that provides high quality voice and data services to more than 6.5 million customers. Its mobile postpaid and prepaid services are offered under the maxis and Hotlink brands respectively. The company reaffirmed its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. This includes being the first to launch prepaid maxis3G services, as well as the maxis3GConnect data card. In support of its mobile business, Maxis also operates an international portal as well as a domestic fixed line network which offers voice and data services to business customers. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies. For more information on Maxis, please visit http://www.maxis.com.my.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Research In Motion (RIM)
Marisa Conway
Brodeur for RIM
+1 212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Any product features, specifications or statements in this document that are not historical facts are forward-looking and involve risks and uncertainties. Actual product features, specifications or forward-looking statements are subject to change.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 18, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller